NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Jonathan H. Talcott T: 202.689.2806 Jon.talcott@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

February 7, 2025

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Daniel Crawford
Joe McCann

RE:	Abpro Holdings, Inc.
Registration Statement on Form S-1
Filed December 23, 2024
File No. 333-284021

Ladies and Gentlemen:

On behalf of Abpro Holdings, Inc. (the “Company”), we are hereby responding to the letter dated January 3, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on December 23, 2024 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Registration Statement on Form S-1 filed December 23, 2024

Cover Page

1.  Please revise the prospectus cover page and page 150 to identify Yorkville as an underwriter. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation Q. 139.13.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and page 152 of the Amended Registration Statement as requested.

Risk Factors

Risks Related to an Investment in Our Securities, page 46

2.  Please revise where appropriate under this heading to disclose, if true, the possibility that the company may not have access to the full amount available to it pursuant to the SEPA with Yorkville, that Yorkville may engage in short-selling activities, and, if so, how any sales activities after announcement of a put may negatively affect the company’s share price.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 55 of the Amended Registration Statement as requested.

Description of New Abpro’s Business, page 77

3.  Please revise your Description of New Abpro’s Business section to disclose the material terms of the SEPA with Yorkville including without limitation, the term of the agreement. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation Q. 139.13.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 78 of the Amended Registration Statement as requested.

Plan of Distribution, page 150

4.  Please revise to disclose whether Yorkville engaged in any short-selling or other hedging activities of your securities, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the SEPA. Disclose whether Yorkville may engage in such hedging activities pursuant to the SEPA.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 152 of the Amended Registration Statement as requested.

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Peter Strand at (202) 689-2806.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc: Ian Chan, Chief Executive Officer, Abpro Holdings, Inc.